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                                                                  Exhibit (b)




Provident Capital Corp.

November 6, 2000

Personal and Confidential

Mr. Todd Kumble
SPP Capital Partners, LLC
330 Madison Avenue, 28th Floor
New York, New York 10017

Dear Todd:

The Provident Bank ("Provident") is pleased to submit the following committed terms and conditions of a senior bank credit facility for TEAM Mucho, an entity to be formed as successor by way of merger between TEAM America Corporation and Mucho.com, Inc. ("Borrower"). If you are in agreement with these terms and conditions, please indicate your acceptance by signing in the space provided below and returning the executed copy to our attention.

This letter, and the attached Fee Letter (incorporated by reference) (together, the "Commitment Letter") are provided to Borrower, c/o SPP Capital Partners, LLC, on the condition that neither it nor its contents will be disclosed publicly or privately except to those individuals who are its officers, employees or advisors who must know them as a result of their being specifically involved in this transaction, provide, however, that this letter may be circulated as considered necessary or desirable by Borrower solely in connection with disclosure to and/or filing with the SEC. Under no circumstances may this letter be shown to or discussed with other existing or potential financial providers, without the express written consent of Provident.

This letter supercedes all prior oral or written commitments or proposals from Provident.

We look forward to working with you to complete this transaction.

Very truly yours,


/s/Christopher B. Gribble                   /s/Nick Jevis

Christopher B. Gribble                      Nick Jevis
Vice President                              Senior Vice President

AGREED TO AND ACCEPTED THIS 7th DAY OF NOVEMBER, 2000

/s/S. Cash Nickerson
Chairman and CEO of Mucho.com



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SUMMARY OF TERMS AND CONDITIONS


Borrower:                  Team Mucho, an entity to be formed as successor by
                           way of merger between Team America Corporation and Mucho.com, Inc., a Nevada C-corporation, and all of its direct or indirect subsidiaries, whether now owned or hereafter formed or acquired ("Borrower").

Guarantor(s):              All subsidiaries of Borrower, whether now owned or
                           hereafter formed or acquired.

Administrative Agent:      The Provident Bank ("Provident" or the
                           "Administrative Agent").

Syndication Agent:         Provident ("Syndication Agent").

Documentation Agent:       Provident ("Documentation Agent").

Lenders: Provident, and other banks or financial institutions reasonably acceptable to Provident and Borrower ("Lenders").

Use of Proceeds:           To refinance existing senior indebtedness, finance
                           the self-tender by Team America Corporation, fund costs and expenses associated with the transaction contemplated herein (the "Transaction"), and provide funds for future Permitted Acquisitions (to be defined) of Borrower.

Type and Amount:           Up to $18.0 million senior secured revolving credit
                           facility, as described below (the "Facility").
                           Provident will underwrite and hold up to $10.0 million of the Facility.

Final Maturity:            Five and one-half (5-1/2) years from Closing.

Interest Rates:            As set forth in Addendum I.

Availability:              An initial advance under the Facility, up to $4.0
                           million (the "Initial Advance"), shall be available at Closing to finance, in part, the Transaction.
                           Borrowings under the Initial Advance shall reduce availability of the Facility, and shall not be available for Permitted Acquisitions. For the first
                           24 months after Closing, Borrower shall pay interest only, at the applicable rate, on the Initial Advance.
                           Beginning in the 25th month after Closing, the Initial Advance shall amortize in 42 equal, consecutive, monthly installments. Any outstanding balances, together with all accrued and unpaid interest, shall be due and payable in full at Final
                           Maturity. Amounts repaid under the Initial Advance may not be reborrowed.

                           Except as noted above, the Facility shall be available for Permitted Acquisitions (definition of Permitted Acquisitions to include, but not be limited to, (a) same line of business, (b) positive operating income, and (c) no default or event of default on a proforma basis after giving effect to the acquisition) for the first 24 months after Closing. Funding for Permitted Acquisitions, which shall be acceptable in all respects to Provident, shall be subject to Provident's sole and absolute discretion. Amounts borrowed for each Permitted Acquisition will be converted at closing to a term loan (the "Acquisition Term Loan"), which shall amortize in equal, consecutive, monthly installments beginning in the month following the acquisition closing date through the Final Maturity date.


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                           Any outstanding balances, together with all accrued
                           and unpaid interest, shall be due and payable in full at Final Maturity.

                           Availability under the Facility shall be limited to the lesser of (i) the committed amount under the Facility, (ii) the ratio of consolidated senior debt to consolidated trailing twelve month EBITDA, which shall at no time exceed 3.25x for the first 12 months after Closing, with step-downs thereafter, and (iii) the ratio of consolidated senior debt to trailing twelve month EBITDA of Team America (calculated as if it were a standalone entity), which shall at no time exceed 2.0x. As required, standby letters of credit (the "Letters of Credit") may be issued up to $1.0 million. Each issuance of a Letter of Credit shall constitute usage under the Facility. Amounts repaid under the Acquisition Term Loan(s) may not be reborrowed.

Amortization:              As set forth in Addendum I.

Security:                  Borrower shall provide Provident, as Agent for itself
                           and the other Lenders, with a first priority perfected security interest in all tangible and intangible assets of Borrower and Borrower's subsidiaries (direct or indirect), wherever located, whether now or hereafter owned, existing or acquired or hereafter arising, including, but not limited to, all cash and cash equivalents, accounts receivable, certificates of deposit, investments, inventory, equipment, contract rights, franchise rights, furniture and fixtures, leasehold interests, real property and rights to real property, including, but not limited to, leases on property. All of the Lenders' collateral would be free and clear of other liens, claims and encumbrances. In addition, all of the issued and outstanding capital stock of Borrower's domestic subsidiaries (direct or indirect), whether now existing or hereafter created or acquired, shall also be pledged in connection with the proposed credit facilities, as well as all of the capital stock of each direct foreign subsidiary of the Borrower, if any, which capital stock shall not be subject to any other lien or encumbrance. All obligations owing by Borrower to Lenders would be (i) cross-defaulted with each other, as well as with all other indebtedness of Borrower and its subsidiaries, and (ii) cross-collateralized and guaranteed by the Guarantors.

Optional Prepayments:      The Facility may be prepaid prior to maturity, in
                           whole or in part, subject to the following prepayment premium on the committed amount:

                                  Year 1            3.0%
                                  Year 2            2.0%
                                  Year 3            1.0%
                                  Thereafter        0.0%

                           No prepayment premium shall apply in the case of mandatory prepayments from Excess Cash Flow (as defined hereinafter).

Mandatory Prepayments:     In addition to any regularly-scheduled payments of
                           principal, Borrower shall prepay the loans under the Facility and/or the commitments under the Facility shall be reduced in amounts equal to: (i) 100% of the net after-tax cash proceeds of permitted asset sales of Borrower or its subsidiaries (other than sale of inventory in the ordinary course of business); (ii)
                           100% of the net cash proceeds of condemnation awards;
                           (iii) 100% of the net cash proceeds of tax refunds
                           (to the extent


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                           associated with NOL carrybacks) and/or casualty loss
                           insurance recoveries to the extent the affected assets are not replaced in accordance with the terms of the credit agreement; (iv) 100% of the net cash proceeds, in excess of $25.0 million, received from the sale or issuance of any debt or equity securities of Borrower or any of its subsidiaries that are incremental to those initial facilities associated with the transaction contemplated hereby, (v) 100% of the net cash proceeds received from payment of the key man life insurance, and (vi) annually, beginning within 90 days after the end of Fiscal Year 2002, 50% of Excess Cash Flow (so long as consolidated senior debt to consolidated EBITDA is greater than or equal to 2.0x). For purposes of this calculation, Excess Cash Flow shall be defined as Net Income plus Depreciation and Amortization, plus (or minus) any non-cash items, minus scheduled principal payments on outstanding indebtedness, minus capital expenditures paid in cash, plus net changes in working capital, all on a consolidated basis and in accordance with GAAP at Borrower's fiscal year end, all as outlined hereinafter.

                           Mandatory Prepayments will be applied prorata against outstandings under the Facility, until the Facility is repaid in full. Amounts repaid under the Facility by Mandatory Prepayments may not be reborrowed.

Life Insurance:            Life insurance on Messrs. S. Cash Nickerson, Kevin
                           Costello, and William Johnston, in to-be-determined amounts, shall be purchased prior to Closing, with Provident as the named beneficiary on terms acceptable to Provident.

Bank Services:             All primary deposit accounts, including without
                           exception all operating and cash management accounts of Borrower in which Provident shall have a security interest, shall be maintained with Provident during the term of the credit facilities, provided, however, that Borrower may maintain local accounts, as necessary, in a total number and with aggregate balances acceptable to Provident.

Representations and
Warranties:                Credit Agreement between Lenders and Borrower to
                           include customary and appropriate representations and warranties, including but not limited to, authority, organization, enforceability, compliance with law, governmental matters, financial condition, no material adverse changes, no material adverse agreements, material contracts, title to properties, liens, litigation, employee benefit liabilities, environmental liabilities, payment of taxes, absence of Year 2000 computer problems, perfection and priority of liens securing the Facility, full disclosure, and the accuracy of all representations and warranties.

Financial Covenants:       Usual and customary, including, but not limited to,
                           minimum EBITDA; maximum senior and total debt to cash flow; minimum interest and fixed charge coverage; minimum net worth; limitation on capital expenditures, limitations on operating losses at Mucho (see below), and limitations on payment of management fees or other distributions to shareholders or affiliates.

Events of Default:         Customary and appropriate (subject to customary and
                           appropriate grace periods), including, without limitation, failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and




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                           warranties, bankruptcy, judgments in excess of
                           specified amounts, invalidity of guaranties, impairment of security interests in collateral, and "changes of control" as defined in the Credit Agreement.

Affirmative Covenants:     Usual and customary for transactions of this nature,
                           including, without limitation, the following:

                           a) Financial reporting to include: (i) monthly and quarterly: consolidated and consolidating financial statements, certified by an authorized officer of Borrower, compared to budget and prior comparable period, and accompanied by a satisfactory management letter; covenant compliance and availability reporting; and independent third-party reporting on and analysis of workers' compensation claims and adequacy of reserves; (ii) annually: audited financial statements with an unqualified opinion from a nationally recognized firm of independent Certified Public Accountants reasonably acceptable to Administrative Agent;

                           b)       AS REQUIRED: monthly Borrowing Base
                                    Certificate, monthly collateral reports, and such other information and reports requested by the Administrative Agent. All reports and financial statements to be in form and scope acceptable to Administrative Agent;

                           c)       A Board approved consolidated and
                                    consolidating annual budget prepared on a monthly basis, as part of a three-year consolidated and consolidating budget prepared on an annual basis;

                           d) If required by the Administrative Agent, semi-annual ABL or field audits with expenses borne by Borrower;

                           e)       Maintenance of corporate existence,
                                    insurance and collateral;

                           f)       Collateral inspection rights;

                           g)       Compliance with laws;

                           h)       Payment of Indebtedness and Fees;

Negative Covenants:        Usual and customary for transactions of this nature,
                           including, without limitation, the following:

                           a) Limitation on pledge, encumbrance, and disposition of assets; acquisitions and investments; transactions with affiliates; liens; additional bank accounts; change of business; and change of control;

                           b) Limitations on cash dividends to be paid on Borrower's or any of Borrower's subsidiaries' equity or securities convertible into equity, except subsidiary distributions to Borrower;

                           c) Limitation on management compensation and management fees;

                           d) Prohibition against additional debt or securities convertible into debt, except the Facility provided in association with the Transaction contemplated herein, and other permitted indebtedness;


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                           e)       Adherence to a budget, satisfactory to
                                    Provident, limiting incremental quarterly operating losses related to Mucho.com to less than those amounts appearing on
                                    Schedule 1 attached hereto.

Conditions to
All Borrowings:            The conditions to all borrowings will include
                           requirements relating to prior written notice of borrowing, the accuracy of representations and warranties, and the absence of any default or potential event of default, and will otherwise be customary and appropriate for transactions of this nature.

Conditions Precedent:      Usual and customary for transactions of this nature,
                           including, but not limited to:

                           a) Satisfactory documentation of the Facility as outlined herein and receipt by Administrative Agent of valid security interests as contemplated hereby;

                           b) Review and satisfaction with (i) the final structure of the Transaction as contemplated hereby, (ii) sources and uses of proceeds used to consummate the Transaction as contemplated hereby, (iii) the terms and provisions of all documents, agreements and contracts related to the Transaction as contemplated hereby, and (iv) implementation of a budget, satisfactory to Provident, limiting incremental quarterly operating losses related to Mucho.com to less than those amounts appearing on Schedule 1 attached hereto;

                           c) Evidence of repayment in full of all existing indebtedness of Borrower and termination and release by current lender(s) of any and all security interests in connection therewith, satisfactory to Administrative Agent;

                           d) Satisfactory completion of all legal, financial and environmental due diligence, including receipt of final pre-closing consolidated reviewed financial statements (acceptable to Provident), a final copy of Borrower's S-4 filing, interim consolidated and consolidating financial statements for the period ended September 30, 2000, copies of Phase I for each facility of Borrower (as applicable), and Administrative Agent's satisfaction that combined EBITDA (as adjusted) for Borrower's twelve month period ended September 30, 2000 equals or exceeds $4.0 million, based on Team America financial results;

                           e) The merger between Team America Corporation and Mucho.com shall be a cashless merger;

                           f) Cash contribution of not less than $10.0 million of Series A Convertible Redeemable Cumulative Preferred Stock, including investment by Provident of not less than $1.0 million on a prorata basis, on terms and conditions, and by parties reasonably acceptable to Administrative Agent (and as generally set forth in the proposal from Stonehenge to Borrower);

                           g) Sum of cash and undrawn portion of the Facility at Closing shall not be less than $17.0 million;


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                           h)       Receipt of closing certificates,
                                    resolutions, solvency certificates,
                                    management letters from accountants,
                                    opinions of counsel, evidence of
                                    satisfactory insurance coverage, and other items customary for the type of transaction contemplated hereby, in each case reasonably satisfactory to Administrative Agent;

                           i)       No material adverse change in the
                                    properties, operations, business, prospects, profits or financial condition of Team America Corporation or Mucho.com, taken as a whole, since December 31, 1999, or in any information furnished or to be furnished to Administrative Agent regarding Borrower or Borrower's subsidiaries;

                           j) Administrative Agent shall have received all fees and reimbursement of expenses required to be paid on or before the closing date;

                           k) All material governmental and third party approvals necessary in connection with the Transaction contemplated hereby and all material governmental approvals necessary in connection with the financing contemplated hereby and the continuing operations of Borrower and its respective subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods, if any, shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent, or otherwise impose material adverse conditions on the Transaction contemplated hereby or the financing thereof;

                           l) There shall exist no pending or threatened material litigation, proceedings or investigations which (i) would reasonably be expected to materially adversely effect the consummation of the Transaction contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the business, operations, customer relations, results of operations, business prospects, value or financial condition of Borrower and its subsidiaries taken as a whole;

                           m) Administrative Agent shall have received copies of and/or reviewed all other material agreements, including, but not limited to: asset or stock purchase agreement(s), any non-compete or continuing employment agreements with Seller(s) and existing management, contracts and/or agreements with suppliers, insurance programs, pension plans, tax audits, litigation, and any other matter Administrative Agent and/or its counsel may deem necessary.

Syndication:               If requested by Syndication Agent, Borrower shall
                           assist Syndication Agent in forming a syndicate of lenders and will provide any appropriate information and make appropriate members of management available to assist Syndication Agent in this endeavor.

                           Provident's commitment hereunder is subject to there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our judgment, could materially adversely impair the syndication of the Facility.

                           Whether before or after the closing of the Facility, Provident shall be entitled, after consultation with Borrower, to change the pricing, structure and/or terms of the Facility if Provident determines that such changes


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                           are necessary in order to ensure a successful
                           pre-closing or post-closing syndication or an optimal credit structure, such right to continue and survive (together with Borrower's other obligations with respect to syndication provided for herein) until the completion of such syndication notwithstanding any termination of the Commitment; provided that the total amount of the Facility remains unchanged.

Termination:               Provident reserves the right to terminate its
                           obligations hereunder, if any, at any time due to any of the following circumstances: (i) failure of Borrower to comply with any of the provisions or conditions hereof within the specified time; or (ii) any material misrepresentation made by Borrower to Provident in any of the data furnished in conjunction with the loan application or in compliance with any provisions of this letter; or (iii) if, at the time of Closing, there shall have occurred, in the opinion of Provident, a material adverse change in the financial condition or operations of Borrower or any of Borrower's subsidiaries; or (iv) failure of any contingency provided herein.

Assignment/Reliance:       The rights and obligations of Borrower hereunder may
                           not be assigned without the prior written consent of Provident, which consent may be given or withheld by Provident in its sole discretion. This letter and any obligations of Provident hereunder, if any, are for the benefit solely of Borrower and may not be relied on by any third party without Provident's express written consent.

Indemnification:           Borrower shall indemnify the Agent, Lenders, and
                           their respective affiliates from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Facility, Borrower's use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys' fees (including the allocated cost of internal counsel) and settlement costs. This indemnification shall survive and continue for the benefit of the indemnitees at all times after Borrower's acceptance of the Lenders' commitments for the Facility, notwithstanding any failure of the Facility to close.

Exclusive:                 Provident shall have the exclusive right to provide
                           the financing for the transaction outlined herein for thirty business days following the execution of this letter.

Closing Date:              Expected no later than November 30, 2000. Provident
                           will use its best efforts to work toward a closing within this time frame, time being of the essence.

Governing Law:             Borrower will submit to the non-exclusive
                           jurisdiction and venue of the federal and state courts of the State of Ohio and will waive any right to trial by jury.

Expiration:                This commitment shall expire unless an executed copy,
                           together with the Commitment Fee referenced hereinabove, has been returned to our offices by 5:00 p.m. EST, November 7, 2000.


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                                   ADDENDUM I


Interest Rate:             Prime + 1.00% or LIBOR + 3.50% per annum;

                           Interest shall be due and payable monthly in arrears, calculated on the basis of the actual number of days elapsed over an assumed year consisting of three hundred sixty (360) days, and shall be adjusted on each change of the Prime rate. LIBOR borrowings shall be based, at Borrower's option, on 1-, 3-, or 6-month LIBOR. Borrower shall pay Provident for any breakage fees associated with LIBOR borrowings.

                           From and after the occurrence of a default, the default interest rate shall be 3.00% in excess of the otherwise applicable interest rate, and shall be payable upon demand.

Letter of Credit Fees:     Letter of credit fees shall be payable quarterly in
                           arrears. Fees will be equal to the Interest Rate
                           Margin for LIBOR loans on a per annum basis plus a fronting fee of 0.125% per annum to be paid to Provident for its own account. Fees will be calculated on the aggregate stated amount for each Letter of Credit for the stated duration thereof.

Amortization:

    Initial Advance:       For the first 24 months after Closing, Borrower shall
                           pay interest only, at the applicable rate.

                           Beginning in the 25th month after Closing, the Initial Advance shall amortize in 42 equal, consecutive, monthly installments.

                           Any outstanding balances, together with all accrued and unpaid interest, shall be due and payable in full at Final Maturity. Amounts repaid under the Initial Advance may not be reborrowed.None.

    Acquisition Term
    Loan(s): Acquisition Term Loan(s) shall amortize in equal, consecutive, monthly installments beginning in the month following the acquisition closing date through the Final Maturity date.

                           Any outstanding amounts, together with all accrued and unpaid interest, shall be due and payable in full at Final Maturity.




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                                   SCHEDULE 1


Forecasted quarterly operating income (loss), covering the calendar years 2001 through 2006, to be provided by Stonehenge, and acceptable to Administrative Agent.